Filed by: CONSOL Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.

Commission File Number: 001-13105

The following document was made available to employees of CONSOL ENERGY, Inc. on August 21, 2024

1.	What was announced?

•	We have announced that CONSOL Energy has entered into a definitive agreement to combine with Arch Resources in a merger of equals.

•	This transaction will join two proven teams and best-in-sector operating platforms to establish Core Natural Resources, a premier North American natural resource company focused on global markets.

2.	Why are CONSOL and Arch merging?

•	CONSOL and its predecessors have grown and evolved for 160 years as we strive to be the safest and most respected coal producer in the world.

•	Our combination with Arch is the next step in CONSOL’s journey, and one that will strengthen our position at the forefront of the global energy market.

•

As an abundant, affordable, and dispatchable form of energy and a critical ingredient in the manufacturing of thousands of products essential to society’s infrastructure and our everyday lives, the need for coal is greater than ever.

•	Together with Arch, we are accelerating the strategies we are pursuing to meet this demand and establish CONSOL as the go-to-company to fuel the future.

•	The merger will create a diversified coal producer with a broad portfolio of high-quality metallurgical and thermal coals focused on seaborne markets where the business is highly contracted.

•	This expanded range of coal qualities and blends will enable us to serve a more diverse customer base across multiple growth markets and geographies with little, if any, overlap.

•

In addition, the combined company will have an ownership interest in approximately 25 Mtpa of export coal capacity across two marine export terminals on the U.S. Eastern seaboard and have strategic connectivity to ports on the West Coast and Gulf of Mexico.

•

The potential to optimize our larger portfolio and expanded export capacity and logistics capabilities is expected to enhance reliable, efficient coal delivery to global customers, further reinforcing our company as their partner of choice.

•	While the strategic fit is clear, so are the financial benefits.

•

Core Natural Resources will have an enviable financial foundation that provides us with substantial financial flexibility to continue investing in our people, our operations, innovation, and growth, such as the exciting initiatives that we have underway to develop new opportunities in the coal-to-products and carbon management arenas.

•	We believe this is a compelling combination that creates substantial benefits for all our stakeholders, including our employees.

3.	Who is Arch?

•	Arch Resources is a leading U.S. producer of metallurgical products, and a leading supplier of High-Vol A metallurgical coal globally.

•	Founded in 1969, Arch operates large, modern, and highly efficient mines that consistently set the industry standard for both mine safety and environmental stewardship.

•

With mining complexes in West Virginia, Wyoming, and Colorado, Arch produced 75 million tons of metallurgical and thermal coal in 2023, selling primarily to steel mills, power plants, and industrial facilities.

4.	What does the merger mean for me? How will this announcement affect my day-to-day responsibilities?

•	Importantly, this transaction demonstrates the confidence both our management team and Board have in the future of coal and our ability to lead the industry.

•	This merger is focused on driving growth, and as the combined company succeeds and grows, so will employees and our workforce as a whole.

•	In addition, employees will be part of an even larger, stronger company, which leads to new and more career development opportunities over time.

•

We will continue to operate much like we do today. For example, Arch shares our core values: safety, compliance, and continuous improvement. In fact, like CONSOL, Arch has among the best safety records and lowest incident rates in the mining industry, and a strong focus on environmental stewardship. The core values that guide us now will continue to guide our company after the merger closes.

•	While our announcement is a significant milestone, it is just the first step toward bringing the companies together.

•	There is some time before the merger is complete, which we expect to occur by the end of the first quarter of 2025, subject to approvals and other customary closing conditions.

•	Until then, CONSOL and Arch remain separate companies, and we will continue operating as usual.

•	It’s crucial that we remain focused on working safely and executing on our operating and financial priorities.

5.	Do you anticipate any layoffs planned because of the merger?

•	This merger is focused on driving growth, and as the combined company succeeds and grows, so will employees.

•

Arch, like CONSOL, recognizes the valuable contributions that employees make to our success, and we will maintain a powerful workforce at all of our mines and operations, including with their leadership continuing in place.

•

We do not expect any job reductions at our mines, marine facilities, or innovation operations due to this transaction; in fact, we expect these teams to grow over time with CONSOL remaining an important employer in numerous communities.

•	Within corporate, while there may be some shifts in roles and responsibilities down the road, there is still a lot of planning to do on that front.

•

The combined company will remain headquartered in Canonsburg, and we will clearly be drawing on the talent in Canonsburg to help drive the new company forward. We will also maintain a presence in St. Louis.

6.	Where will the combined company be headquartered?

•

The combined company will be headquartered in Canonsburg, Pennsylvania, leveraging its close proximity to the majority of the combined company’s mining and export operations. We will also maintain a presence in St. Louis.

7.	Will any offices or facilities be closed because of the merger?

•	We do not expect any changes to our mines, marine facilities, or innovation operations as a result of the merger.

•	In addition, the combined company will remain headquartered in Canonsburg, where we will continue to work out of our current office facilities. We will also maintain a presence in St. Louis.

8.	What does this mean for compensation and benefits programs?

•	There are no changes to employee compensation or benefits planned as a result of the merger.

•

Those are continuing as usual, and we will continue to provide competitive compensation and comprehensive benefits programs, consistent with our objective of being an employer of choice everywhere we live and operate.

9.	Who will lead the combined company?

•	The combined company will be led by a proven team that reflects the strengths and capabilities of both CONSOL and Arch.

•	Jimmy Brock will serve as Executive Chairman of Core Natural Resources’ Board of Directors, and Paul Lang will serve as Chief Executive Officer.

•	In addition, Mitesh Thakkar, CONSOL’s President and Chief Financial Officer, will serve as Core Natural Resources’ President and CFO.

•

George Schuller Jr., Arch’s Chief Operating Officer, Bob Braithwaite, CONSOL’s Senior VP of Marketing, and Deck Slone, Arch’s Senior VP of Strategy, will each serve in the same capacity at Core Natural Resources.

•	The Board of Directors of Core Natural Resources will have eight directors.

•	Four directors will be selected by CONSOL, including Jimmy Brock.

•

Four directors will be selected by Arch, including Paul Lang and Richard Navarre, currently Independent Chairman of the Arch Board, who will serve as Lead Independent Director on the Core Natural Resources Board.

10.	Will there be changes to reporting structures as a result of the transaction?

•	We do not expect any changes to our mines, marine facilities, or innovation operations as a result of the merger, and we are operating as usual.

•

Within corporate, there may be some shifts in roles and responsibilities down the road, but there is still a lot of planning to do on that front. As integration planning progresses, we will keep teams informed.

•	Keep in mind, there is some time before the merger is complete, which we expect to occur by the end of the first quarter of 2025, subject to approvals and other customary closing conditions.

•	Until then, CONSOL and Arch remain separate companies, and we will continue operating as usual.

11.	How does this transaction impact the legacy pensions at CONSOL?

•	This transaction does not impact the CONSOL qualified pension plan. The plan is fully funded and will not affect the benefits earned and paid.

12.	Can I buy and sell stock between now and close?

•

Until the closing of the transaction, CONSOL’s stock will continue to trade on the public market just as it does today, and employees can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

•

If you are involved in the merger or otherwise have questions about whether you can trade under applicable securities laws or our insider trading policy, please contact Erica Fisher with questions prior to taking any action.

13.	What does this mean for the stock I own in CONSOL?

•	CONSOL’s stock will continue to trade on the public market just as it does today.

•	Under the terms of the agreement, there will be no change in the number or form of the CONSOL shares that you may hold; such shares will then represent shares in the combined company.

14.	What can employees expect between now and the close of the merger?

•

We expect to complete the merger by the end of the first quarter of 2025, subject to approval by both companies’ stockholders, regulatory approvals, and the satisfaction of other customary closing conditions.

•	Until closing, CONSOL and Arch remain separate companies, and we are operating as usual.

•	Existing roles, responsibilities, and reporting structures remain the same.

•	Working safely and executing on our operating and financial priorities should remain our focus.

•	Over the coming months, we will be putting together plans on how best to bring our companies together. This work will be led by a handful of dedicated people.

•

As our integration planning comes together, we will keep folks updated, recognizing that we do not expect any changes to our mines, marine facilities, or innovation operations, which will continue as they do today.

15.	What should employees tell customers about the merger?

•	We are operating as usual.

•	We expect the merger process and the transaction’s closing to be seamless for our customers.

•	Customer contracts remain the same and continue in the normal course.

•	There are no changes to how we work with customers. They can expect the same quality products and dependable service and support they have come to rely on from CONSOL.

16.	What can I share on social media?

•	As a public company, there are strict SEC rules that determine what and how we are able to share information on social media about this transaction.

•	Employees should refrain from commenting on anything about the announcement so that we can all comply with SEC rules.

17.	What do employees do if contacted by the press, financial analysts or investors?

•	Consistent with corporate policy, all media inquiries should be forwarded to Erica Fisher at ericafisher@consolenergy.com.

•	All financial analyst and investor inquiries should be forwarded to Nathan Tucker at NathanTucker@consolenergy.com.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that CONSOL or Arch may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Arch and CONSOL and that will also constitute a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March  19, 2024; and the Forms 4 filed by Pamela Butcher on March  13, 2024, March  18, 2024 and June  17, 2024, James Chapman on March  11, 2024, Paul Demzik on March  5, 2024, John Eaves on March  8, 2024, Patrick Kriegshauser on March  18, 2024 and June  17, 2024, Holly Koeppel on March  18, 2024 and June  17, 2024, Richard Navarre on March  18, 2024, and June  17, 2024, George John Schuller on March  21, 2024, Peifang Zhang on March  18, 2024 and June 17,  2024 and John Ziegler on March 8, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May  24, 2024 and July  1, 2024, John Mills on May  9, 2024, Cassandra Chia-Wei Pan on May  9, 2024, Valli Perera on May  9, 2024, Joseph Platt on May  9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.

Non-GAAP Financial Information

This communication may include certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, as amended. These non-GAAP financial measures are included in this communication as the management of CONSOL and Arch believe such measures are useful to investors in evaluating the companies’ operating performance. CONSOL and Arch may use different methods for calculating these non-GAAP financial measures. These non-GAAP financial measures are not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP by each of CONSOL and Arch in their filings with the SEC.